BOSTON THERAPEUTICS, INC.
1750 Elm Street, Suite 103
Manchester, NH 03104

December 17, 2013

By EDGAR Correspondence

EDGAR Operations Branch
Securities and Exchange Commission
100 F Street, N.E
Washington, DC 20549
Attention: Filing Desk

Re:	Boston Therapeutics, Inc. (the “Company”)
Registration Statement on Form S-1
(File No.  333-192344)

Ladies and Gentlemen:

On behalf of the Company, and pursuant to Rule 477 of the Securities Act of 1933, as amended, we respectfully submit this request for withdrawal of Amendment No. 1, together with all exhibits thereto, to the Company’s Registration Statement on Form S-1/A filed on behalf of the Company on December 6, 2013, Accession Number 0001102624-13-001495.

This withdrawal of the pre-effective amendment is requested because of needed revisions to the EDGAR tags for the filing which inadvertently included the incorrect filing number for the Registration Statement.  The Company will file another post-effective amendment with the corrected EDGAR tags.

Sincerely,

BOSTON THERAPEUTICS, INC.

By: /s/ David Platt
Name: David Platt
Title: Chief Executive Officer